John T. Lynch

December 16, 2005

VIA EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	Benthos, Inc.
PRE M 14A filed November 17, 2005
Form 8-K filed November 4, 2005
File No. 000-29024

Dear Ms. Long:

Reference is made to your comment letter to Ronald L. Marsiglio, President and Chief Executive Officer of Benthos, Inc. (the “Company”) dated December 12, 2005, (the “Comment Letter”). The Company has filed with the Commission an Amendment No. 1 to the above-referenced Schedule 14A (the “Proxy Statement”) and an Amendment No. 1 to the above-referenced Form 8-K (the “8-K”). For your convenience, we are providing you with three paper copies of Amendment No. 1 to the Proxy Statement marked to show the changes made from the previously filed Proxy Statement. The changes reflected in the Amendments are intended to respond to the comments set forth in the Comment Letter. The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the amended Proxy Statement.

direct 617-589-3820 direct fax 617-305-3120

email jlynch@davismalm.com

Securities and Exchange Commission

December 16, 2005

SCHEDULE 14A

Letter to Shareholders

1.     Comment: It appears that the Chairman of the Board of Directors has not signed the letter to shareholders. Please revise.

Response: We have had Dr. Fantone, the Chairman of the Board of Directors, sign the letter to shareholders.

Notice of Special Meeting of Shareholders

2.     Comment: We note that John T. Lynch has signed in the capacity of Secretary on the notice to shareholders and also on the final page of the proxy statement. We also note that Mr. Lynch is your outside legal counsel and does not appear to be listed in any Exchange Act filings as an officer or director of your company. Please supplementally confirm that Mr. Lynch has all requisite corporate authority to sign in such capacity.

Response: Mr. Lynch is the duly elected and acting Secretary and Clerk of the Company. Mr. Lynch has not been included as an “executive officer” of Benthos in any Exchange Act filings because Mr. Lynch in his role as Secretary and Clerk does not perform a policy-making function for the Company. Mr. Lynch is authorized by Board of Directors votes and the by-laws of the Company to send notices of meetings to shareholders.

Summary Term Sheet, page 1

3.     Comment: We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format. See Item 1001 of Regulation M-A. Please revise accordingly and try to limit the term sheet to a page and a half. In addition, the Table of Contents should follow the Summary Term Sheet.

Response: We have modified the Summary Term Sheet on pages 1-3 to set forth in bullet point format only the most material terms of the transaction and have relocated the Table of Contents as requested.

Merger Consideration, page 2

4.     Comment: Revise here, and elsewhere as appropriate, to disclose the total amount of merger consideration to be received by Benthos shareholders. In this regard, we note that shareholders will receive $17.50 per share and that 2,105,996 shares are outstanding.

Response: We have modified the discussion of the Merger Consideration on page 2, and elsewhere as appropriate, to disclose that the total consideration to be received by all shareholders of the Company will be approximately $36.9 million.

Securities and Exchange Commission

December 16, 2005

Treatment of Stock Options, page 2

5.     Comment: Disclose the estimated amount of total consideration to be paid for common shares underlying outstanding stock options.

Response: We have modified the discussion of the Treatment of Stock Options on page 2 to disclose that the estimated amount of total consideration to be paid for common shares underlying outstanding stock options is approximately $3.8 million.

The Special Meeting, page 14

How to Vote, page 14

6.     Comment: We note that shareholders may vote by using the internet or telephone. Include a description of the internet and telephone voting procedures and the validity of proxies granted pursuant to these procedures under state law. Also include a discussion of the revocation procedures for proxies submitted by the internet and telephone.

Response: On page 12, we have included a description of the Internet and telephone voting procedures, as well as a description of and cross-reference to revocation procedures, and a statement addressing the validity of proxies granted pursuant to these procedures under state law as requested.

7.     Comment: Revise to state the deadline for voting by using the internet or telephone.

Response: We have revised page 12 to state the deadline for voting over the Internet or by telephone. We have also revised the proxy card to clarify this deadline.

Appraisal Rights, page 16

8.     Comment: Please provide a cross-reference to the more detailed explanation set forth on page 31 as to why you believe that your shareholders are not entitled to appraisal rights.

Response: On page 14 we have added a cross-reference as requested to the more detailed explanation about appraisal rights on page 31.

9.     Comment: Please disclose here and elsewhere in the proxy where you discuss appraisal rights that a condition to the merger is that the number of dissenting shares does not exceed 10% of the outstanding shares.

Response: We have disclosed on page 14, and elsewhere as appropriate, that a condition to the Merger is that the number of shares held by dissenting shareholders seeking appraisal rights does not exceed 10% of the outstanding shares of Benthos stock on the date of the Merger Agreement, or 210,587 shares.

Background of the Proposed Merger, page 17

10.    Comment: Please disclose why the board of directors decided not to pursue a sale of Benthos in August 2004.

Response: In August 2004, the Board of Directors did pursue a possible sale of all or part of Benthos as is indicated in the last sentence of the second paragraph under the section entitled “Background of the

Securities and Exchange Commission

December 16, 2005

Proposed Merger.” We have added on page 15 a statement to reflect why Benthos did not consummate such a transaction.

11.    Comment: Please confirm that financial projections were not provided to Teledyne or any other potential acquirer. If any projections were provided, please revise the proxy statement to include those projections.

Response: We have added a subsection beginning on page 26 discussing the fiscal year 2006 financial projections given to Teledyne. Financial projections for earlier periods were given to approximately 16 other potential acquirers between the period of November 17, 2004 and February 15, 2005 in connection with Benthos’s attempt to sell all or part of Benthos in late 2004 and early 2005.

12.    Comment: We note the statements on page 18 regarding price discussions between the companies’ representatives. Please describe these discussions and negotiations in further detail.

Response: Throughout “The Merger – Background of the Proposed Merger,” we have added additional detail with respect to the price discussions between the companies’ representatives.

Reasons for the Merger, page 19

13.    Comment: Please disclose whether the board of directors considered that Benthos common stock traded at a price higher than the merger consideration in the last twelve months.

Response: We have added on page 17 a statement that the Board of Directors considered the fact that the common stock of Benthos traded at a price higher than the Merger Consideration in the previous 12 months.

Opinion of Benthos’s Financial Advisor, page 22

14.    Comment: Please delete the statement that the summary of the FBW opinion is qualified in its entirety by reference to the FBW opinion as it implies that you have not described the material terms of the opinion.

Response: We have deleted, as requested, the statement on page 20 that the summary of the FBW opinion is qualified in its entirety by reference to that opinion.

15.    Comment: We note the statement that the tables should be read together with the text of each summary of each analysis. Please consider moving each summary to directly before the corresponding table in order to provide shareholders with a clearer presentation of the information.

Response: We have deleted the reference to reading the tables together with the text and moved the tables to follow the corresponding text, as requested.

Publicly Traded Comparable Companies Analysis, page 24

16.    Comment: Revise this section to include a discussion regarding how the comparable companies were chosen for this analysis. Revise the summary of the selected merger transactions analysis to provide a similar discussion.

Securities and Exchange Commission

December 16, 2005

Response: We have revised pages 22 and 23 to clarify the discussion regarding how companies were selected for the comparable company analysis and the merger transaction analysis.

Valuation Summary, page 26

17.    Comment: Revise this section to discuss each analysis conducted and how it supports the board’s recommendation. The board should specifically discuss any analysis that does not support the recommendation and explain why, in light of that analysis, it is recommending the merger. In this regard, we note that the Enterprise Value/Revenue multiple does not appear to support the board’s recommendation.

Response: We have added a paragraph to page 25, under the subsection “Summary and Conditions” explaining how each analysis supports the Board of Directors recommendation. This paragraph also discusses why the Board of Directors did not regard the Enterprise Value/Revenues multiple as a dispositive factor.

Summary and Conclusion, page 26

18.    Comment: We note the statement that the merger “provides Benthos shareholders liquidity and a premium that would otherwise not be available.” Please revise to clarify what you mean by that statement.

Response: We have modified the sentence on page 25 to clarify that the Merger does not necessarily provide the Benthos shareholders with additional liquidity and that the premium “might” not be available in the stock market.

Appraisal Rights, page 31

19.    Comment: Please describe in more detail why you believe shareholders are not entitled to appraisal rights and why the interests of officers and directors in the merger are not considered financial interests that would require appraisal rights.

Response: We have added a statement beginning on page 31 explaining the basis for the Company’s belief that appraisal rights are not available and why the interests of officers and directors in the Merger are not considered financial interests which trigger appraisal rights under state law.

U.S. Federal Income Tax Consequences page 32

20.    Comment: In the last paragraph of this section on page 33, please delete the word “certain” so that it is clear you are discussing all material federal income tax consequences. In addition, please delete the statement that the tax discussion is included “for general informational purposes only”.

Response: The word “certain” and the statement that the tax discussion is included “for general informational purposes only” have been deleted as requested.

The Merger Agreement, page 36

Merger Consideration, page 36

21.    Comment: Revise to disclose, if true, that all outstanding stock options will vest and option holders will be paid the excess of $17.50 per share minus the exercise price.

Securities and Exchange Commission

December 16, 2005

Response: Page 36 has been revised to disclose that all outstanding stock options will vest and option holders will be paid an amount equal to be the number of shares subject to the options multiplied by the excess, if any, of $17.50 per share over the exercise price. The discussion on “Effect on Benthos Stock Options” has been relocated to directly follow the discussion on “Merger Consideration” on page 36.

Dissenter’s Rights, page 37

22.    Comment: Revise this section to clarify that the company has concluded that shareholders are not entitled to dissenter’s rights.

Response: Page 37 has been revised as requested to clarify that the Company has concluded that shareholders are not entitled to dissenters’ rights and cross-references have been added.

Representations and Warranties, page 39

23.    Comment: Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Response: Attached as Schedule 23 is a list briefly identifying the contents of all omitted schedules as requested. There are no other similar supplements to the Merger Agreement.

24.    Comment: We note your statements that the “representations and warranties are qualified by information Benthos’s Form 10-QSB report filed for the period ended June 30, 2005 and in the disclosure schedules attached to the Merger Agreement.” We also note similar language in the introductory language to the merger agreement in Annex A. Please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure.

Response: We have modified the statement on page 39 and in Annex A to provide that if any specific material facts arise which contradict the representations or warranties in the Merger Agreement, we will provide corrective disclosure to shareholders.

Other Matters, page 48

25.    Comment: Revise the last sentence in the first paragraph to clarify what you mean when you say that the grant of discretionary authority “will include authority to vote on matters concerning which Benthos did not receive timely notice to the regulations adopted by the Securities and Exchange Commission before mailing this proxy statement.”

Response: The last sentence referenced in Comment number 25 has been deleted as unnecessary.

Annex A

26.    Comment: We note your statement that investors “should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules.” Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.

Securities and Exchange Commission

December 16, 2005

Response: We have modified the statement in Annex A as requested.

FORM 8-K FILED NOVEMBER 4, 2005

27.    Comment: It appears that you omitted the disclosure schedules to the merger agreement filed as exhibit 2.1. You should amend the Form 8-K to include a list briefly identifying the contents of all omitted schedules to the merger agreement and your agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request, as required by Regulation S-B Item 601(b)(2).

Response: We are filing contemporaneously an amendment to Form 8-K to comply with Item 601(b)(2) of Regulation S-B.

Other changes have been made to the Proxy Statement to update the disclosures, principally in the following sections: Parties Involved in the Merger, Background of the Proposed Merger, Interests of Certain Persons in the Merger, and Security Ownership of Certain Beneficial Owners and Managers.

Also enclosed is the written statement from the Company requested on the last page of the Comment Letter. If you have any questions concerning the material provided herein, please do not hesitate to contact me.

Very truly yours,

/s/ John T. Lynch

John T. Lynch

JTL/kbh

Enclosures

cc:	Benthos, Inc.

Securities and Exchange Commission

December 16, 2005

Schedule 23

1. Section 3.1(a) of the disclosure schedule contains copies of the Company’s Charter and Bylaws.

2. Section 3.2(a) of the disclosure schedule sets forth a true and complete list of all outstanding options granted under the 1998 Director’s Stock Option Plan and the 1990 and 2000 Employees’ Stock Option Plans, including the grantee, the expiration date of each option, the exercise price for each share represented by the options, and the number of shares for which each option is exercisable.

3. Section 3.5(b) of the disclosure schedule discloses correspondence between the Company and the Commission regarding the Company’s 10-KSB for fiscal year ended September 30, 2004 and 10-QSB for the quarter ended on January 2, 2005.

4. Section 3.6 of the disclosure schedule discloses a Financial Advisor’s Fee of $300,000 paid by the Company to FBW.

5. Section 3.11(f) of the disclosure schedule sets forth change of control payments that would be due as a result of certain events in connection with the Merger.

6. Section 3.18 of the disclosure schedule sets forth all employment contracts or amendments to employment contracts entered into by the Company after the filing of the Company’s 10-KSB for the fiscal year ended September 30, 2004.

7. Section 3.22(a) of the disclosure schedule sets forth a detailed list of all primary, excess and umbrella policies, bonds and other insurance owned or held by the Company.

8. Section 3.23 of the disclosure schedule lists the directors and officers of the Company, including base salaries and shares owned by each of the directors and officers of the Company.

9. Section 3.24 of the disclosure schedule lists the directors that are not independent under NASDAQ rules.

10. Section 3.26 of the disclosure schedule lists all government contracts and open bids and proposals.

11. Section 3.27 of the disclosure schedule lists all export license applications of the Company.

12. All other sections of the discloser schedule state “None.”

December 16, 2005

VIA EDGAR

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Pamela A. Long

Assistant Director

Division of Corporation Finance

Re:	Benthos, Inc.

PRE M 14A filed November 17, 2005

Form 8-K filed November 4, 2005

File No. 000-29024

Dear Ms. Long:

With respect to the filings of Benthos, Inc., a Massachusetts corporation (“Company”) with the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s comments in connection with the Merger of Merger Boat Sub Inc., a Massachusetts corporation, a subsidiary corporation of Teledyne Technologies Incorporated, and the Company, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald L. Marsiglio

Ronald L. Marsiglio

Chief Executive Officer and

President

ISO 9001 Certified	B E N T H O S , I N C . 49 Edgerton Drive, North Falmouth, Massachusetts 02556-2826 USA Telephone 1-508-563-1000 • 1-800-446-1222 •Fax 1-508-563-6444 E-Mail: info@benthos.com • www.benthos.com